BB

04004011

UI
SECURITIES AND ... N
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2004
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 28886

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robotti & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

52 Vanderbilt Avenue
(No. and Street)

New York NY 10017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert E. Robotti
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue New York NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 28 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8427

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Robotti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robotti & Company, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Daniel DePalma
Notary Public, State of New York
No. 01DE5024985
Qualified in Nassau County
Certificate Filed In New York County
Commission Expires March 21, 20 06

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Robotti & Company, LLC

We have audited the accompanying statement of financial condition of Robotti & Company, LLC (Formerly Robotti & Company, Incorporated) as of December 31, 2003, and the related statements of income, changes in member's equity, changes in subordinated liabilities, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robotti & Company, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information either required by Rule 17a-5 under the Securities Exchange Act of 1934 or included for supplementary analysis purposes. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 30, 2004

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004

ROBOTTI & COMPANY, LLC
(Formerly Robotti & Company, Incorporated)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$	1,062
Receivable from clearing broker dealer		305,474
Securities owned, at market value		532,275
Prepaid expenses		19,156
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $214,938		52,683
Due from Robotti & Company, Incorporated		139,858
Secured note receivable - Robotti & Company, Incorporated		100,000
TOTAL ASSETS	$	1,150,508

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	54,271
Accrued salaries and commissions		159,282
Income taxes payable		1,762
Securities sold, not yet purchased, at market		19,234
Due to Robotti Advisors LLC		19,103
Subordinated loan payable		100,000
Total liabilities		353,652
Commitments and contingencies (Note 4)		
Member's equity		796,856
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,150,508

See accompanying notes to financial statements.

ROBOTTI & COMPANY, LLC
(Formerly Robotti & Company, Incorporated)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:	
Commissions	$ 2,753,416
Trading income	118,714
Interest and dividends	26,201
Fee income	43,005
Other income	29,095
Total revenue	2,970,431
Expenses:	
Officers' compensation	85,890
Salaries and benefits	740,030
Clearance charges	278,839
Commisions	1,073,025
Travel and entertainment	31,823
Exchange and quote	130,184
Rent	133,921
Communications	5,162
Insurance	121,851
Regulatory	36,893
Depreciation and amortization	42,576
Consulting services	9,340
Professional fees	27,471
Postage	9,273
Printing and reports	10,598
Dues and fees	13,224
Research and development	18,882
Telephone	23,815
Office expense	41,849
Total expenses	2,834,646
Income before provision for income taxes	135,785
Provision for income taxes	16,421
NET INCOME	$ 119,364

See accompanying notes to financial statements.

ROBOTTI & COMPANY, LLC
(Formerly Robotti & Company, Incorporated)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Member's Equity	Total
Balance - January 1, 2003	$ 1,750	$ 143,250	$ 1,617,896	$ -	$ 1,762,896
Withdrawal of capital and formation of Robotti & Company, LLC	(1,750)	(143,250)	(1,617,896)	677,492	(1,085,404)
Net income	-	-	-	119,364	119,364
BALANCE - ENDING	$ -	$ -	$ -	$ 796,856	$ 796,856

See accompanying notes to financial statements.

ROBOTTI & COMPANY, LLC
(Formerly Robotti & Company, Incorporated)
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
FOR THE YEAR ENDED DECEMBER 31, 2003

Subordinated notes payable at January 1, 2003	$	-
Increases:		
Issuance of subordinated notes		100,000
Decreases:		
Payment of subordinated notes		-
SUBORDINATED NOTES PAYABLE AT DECEMBER 31, 2003	$	100,000

See accompanying notes to financial statements.

ROBOTTI & COMPANY, LLC
(Formerly Robotti & Company, Incorporated)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:		
Net income	$	119,364
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		42,576
Changes in operating assets and liabilities:		
Receivable from clearing broker dealer		299,876
Securities owned, at market value		(319,847)
Prepaid expenses		6,620
Accounts payable and accrued expenses		(8,270)
Accrued salaries and commissions		56,528
Income taxes payable		35,297
Securities sold, not yet purchased, at market		19,234
Net cash provided by operating activities		251,378
Cash flows from investing activities:		
Cash distributed to stockholders		(249,865)
Acquisition of furniture and equipment		(6,797)
Net cash used in investing activities		(256,662)
Cash flows from financing activities:		
Proceeds from issuance of subordinated notes		100,000
Secured loan to Parent		(100,000)
Proceeds from Robotti Advisors LLC		19,103
Advances to Robotti & Company, Inc.		(139,858)
Net cash used in financing activities		(120,755)
Net decrease in cash		(126,039)
Cash - beginning		127,101
CASH - ENDING	$	1,062

Supplemental disclosures of cash flow information:		
Cash paid during the period for:		
Interest	$	1,234
Income taxes	$	1,762

See accompanying notes to financial statements.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Robotti & Company, LLC (the "Company"), (formerly Robotti & Company, Incorporated.) (the "predecessor broker-dealer" or "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers. The Parent began operations in 1983 under the laws of the State of New York. The Company was formed on July 1, 2003, as a single member limited liabilty company to continue the broker-dealer business of the Parent. The Company's sole member is the Parent. In connection with the formation of the Company, the Parent withdrew approximately $1,085,000 of net capital from the predecessor broker-dealer. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal and agency transactions.

The Company operates under the provisions of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. The Company provides brokerage services to both institutional and individual investors and, as required by Rule 15c3-3, clears its securities transactions on a fully-disclosed basis through a clearing broker-dealer. The clearing broker carries all of the customer accounts and maintains and preserves all related books and records.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions are recorded on the trade-date, as if they settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expense reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Commission revenues associated with transactions in securities are recorded on a trade date basis.

Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are stated at cost. Depreciation is provided on a straight-line and double-declining basis over the estimated useful life of the assets ranging from five to seven years. For leasehold improvements, depreciation is provided over the terms of the related leases.

Income taxes

No provision has been made in the accompanying financial statements for liabilities for federal, state, and local income taxes since such liabilities are the responsibility of the member.

NOTE 2. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements at December 31, 2003 consists of the following:

		Estimated Useful Life
Furniture and fixtures	$ 185,259	5 years
Leasehold improvements	82,362	5 years
	267,621	
Less: Accumulated depreciation	214,938	
Net furniture, equipment and leasehold improvements	$ 52,683	

Depreciation expense for the year ended December 31, 2003 amounted to $23,400.

NOTE 3. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values at December 31, 2003, as follows:

	Owned	Sold, Not Yet Purchased
Bonds	$ 1,415	$ -
Equities	530,860	19,234
	$ 532,275	$ 19,234

ROBOTTI & COMPANY, LLC
(Formerly Robotti & Company, Incorporated)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 4. LEASE COMMITMENTS

The Company leases office space under an agreement expiring on January 31, 2009. Future minimum annual rental commitments under the lease are as follows:

Year ending December 31,		
2004	$	203,332
2005		199,531
2006		197,760
2007		203,693
2008		209,804
Thereafter		17,484
	$	1,031,604

NOTE 5 RELATED PARTY TRANSACTIONS

Insurance services

Insurance brokerage services are provided by a company owned by a member of an officer's family. Total insurance premiums paid to that related party totaled $9,486 for the year ended December 31, 2003.

Due from Parent

During 2003, the Company advanced its Parent $139,858 in the form of non-interest bearing advances. The advances have no specified due date. Additionally, in connection with the borrowing discussed in Note 6, the Company loaned the Parent $100,000 in the form of a secured demand loan. The loan is non-interest bearing and is collaterialized by marketable securities of the Parent.

NOTE 6. SUBORDINATED NOTES PAYABLE

A note payable to a member of the Company has a 0% interest rate and is due on December 31, 2006. It is subordinated to the claims of the Company's general creditors. This subordinated borrowing is available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (Note 7). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the note may not be repaid.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2003, the Company was in compliance with these requirements. At December 31, 2003, the Company had net capital of $558,038, which exceeds the Company's minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.42 to 1 as of December 31, 2003.

NOTE 8. FINANCIAL INSTRUMENT WITH OFF-BALANCE-SHEET CREDIT RISK

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and it's clearing broker-dealer provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from it clearing broker-dealer on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 9. EMPLOYEE BENEFIT PLAN

The Company has adopted a savings incentive match plan for employees (simple plan). Under the plan's nonelective contribution option, the Company's contribution for the year ended December 31, 2003, totaled $9,218, representing 2% of qualified wages of all employees earning at least $5,000 up to a maximum of $200,000 during the year.

SUPPLEMENTARY INFORMATION

ROBOTTI & COMPANY, LLC
(Formerly Robotti & Company, Incorporated)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Net capital:		
Capital and allowable subordinated liabilities:		
Member's equity	$	796,856
Subordinated liabilities allowable in computation of net capital		100,000
Total capital and allowable subordinated liabilities		896,856
Non-allowable assets:		
Furniture, equipment, and leasehold improvements, net		52,683
Securities not readily marketable		20,587
Prepaid expenses		19,156
Due from Robotti & Company, Incorporated		139,858
Total non-allowable assets		232,284
Net capital before haircuts on securities positions		664,572
Haircuts on securities:		
Debt securities		1,415
Other securities		104,896
Undue concentration		223
Haircuts on securities positions		106,534
Net capital	$	558,038
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	54,271
Accrued salaries and commissions		159,282
Income taxes payable		1,762
Due to Robotti Advisors LLC		19,103
Total aggregate indebtedness	$	234,418
Computation of basic net capital requirement:		
Minimum net capital requirement of 6-2/3% of aggregate indebtedness	$	15,627
Minimum net capital required	$	100,000
Excess net capital	$	458,038
Excess net capital at 1000%	$	534,596
Ratio: Aggregate indebtedness to net capital		0.42 to 1
Reconciliation with Company's computation (included in Part II of Form x-17A-5 as of December 31, 2003):		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	558,038
Net effect of audit adjustments		-
NET CAPITAL, AS ADJUSTED	$	558,038

See independent auditors' report.

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

The Board of Directors
Robotti & Company, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Robotti & Company, LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(lI) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004

Citrin Cooperman & Company, LLP

might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than the specified parties.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 30, 2004